July 30, 2013

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark P. Shuman, Branch Chief Legal
Gabriel Eckstein, Staff Attorney

Re:	MiX Telematics Limited
Registration Statement on Form F-1
Filed July 3, 2013
File No. 333-189799

Dear Mr. Shuman and Mr. Eckstein:

We are re-filing the below responses on behalf of MiX Telematics Limited (the “Company”) in response to the request by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company more narrowly tailor its confidential treatment requests pursuant to Rule 83 with respect to certain portions of this letter.

Certain portions of this letter have been omitted and submitted separately to the Staff. Confidential treatment has been requested pursuant to Rule 83 with respect to the omitted portions. Omitted information has been replaced in this letter with the notation [***]. A complete paper copy of this letter, including the redacted portions for which confidential treatment is requested, is being provided supplementally to the Staff.

Set forth below is the response on behalf of the Company to the comments of the Staff of the Commission contained in the letter dated July 19, 2013 (the “Comment Letter”) concerning the referenced Registration Statement on Form F-1, which was filed with the Commission on July 3, 2013 (the “Registration Statement”). For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this comment response letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.

Risk Factors, page 13

1.	Many of the amended risk factor headings express the potential adverse consequence of the uncertainty or condition posing the risk in terms that are generic. Describing the risk resulting from the conditions or uncertainty in terms such as “could materially and adversely affect [y]our business, results of operations and financial condition” or “could adversely reduce the value of your investment” fails to inform investors of the most significant specific risk that is posed. Please further revise to avoid generic conclusions and tailor each subheading to succinctly describe the specific risk to your business that is threatened by the uncertainty or condition that poses the risk. For guidance, refer to sample comments 37 and 38 of Staff Legal Bulletin No. 7A (June 7, 1999).

We have revised the disclosure as requested by the Staff. Please see pages 13-42.

Forward-Looking Statements, page 45

2.	Please delete the claims that the forward looking statements in your registration statement are statements within the meaning of the terms as defined by the Securities Act and the Exchange Act. See Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Exchange Act.

We have revised the disclosure as requested by the Staff. Please see page 45.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 56

3.	We note your disclosures on page 56 where you state that in fiscal year 2013, you collected data on an average of approximately 57 million trips per month representing as many as 3 billion vehicle locations per month. Please explain further the relevance of this data to your overall business. In this regard, tell us whether your subscription revenues are impacted by the number of trips or vehicle locations. If so, tell us your consideration to include this information for all periods presented along with a discussion of the impact of such amounts on your results of operations.

On pages 1 and 82, we include data on vehicle location and trip information that the Company tracks in order to provide potential investors with some perspective on the scale of the Company’s business and the volume of information tracked and reported for the Company’s customers. The Company’s subscription revenues are not directly impacted by the number of trips taken nor the number of vehicle locations. In order to put the trip and vehicle locations data in context for the investor, on pages 2 and 82, we accompany the data with disclosure regarding the Company’s subscription and total revenues. We removed the disclosure that was on page 56.

Factors Affecting Our Performance, page 58

4.	Regarding your revisions in response to prior comment 17, to the extent that the five different factors you mention in this section represent material challenges, please further expand to discuss the actions that management is taking to address these challenges.

We have revised the disclosure as requested by the Staff. Please see pages 58-60.

Results of Operations

Results of Operations for the Fiscal Year 2013 Compared to Fiscal Year 2012, page 62

5.	We note your response to prior comment 20 and your disclosure on page 59 that your subscription revenue, cost per subscriber and the subscriber retention pattern differ by type of subscriber. Tell us what consideration you gave to disclosing your revenues and vehicles under subscription by type of subscriber (i.e., large enterprise vehicle fleets, small fleet operators and consumers), with explanations for changes between periods presented. Please supplementally provide this information in your response.

Currently, we provide disclosure relating to the breadth and diversity of our customer base and solutions. Interrelated factors affect our subscription revenues, vehicles under subscription and revenues per vehicle under subscription. These interrelated factors include the mix and changes in customer type and size, the geographic regions in which our customers are located, customer hardware options, and the services and features customers require. [***]. We also offer a broader range of features and choices in certain geographic regions, which further affects revenue and pricing dynamics. Moreover, a large enterprise fleet customer may not require complex solutions from us while a small fleet customer may need us to provide more complex solutions, so it is not always the case that a large enterprise fleet is associated with higher revenue per subscriber.

[***]. Furthermore, because of the lack of homogeneity within customer categories and the other factors mentioned above, the juxtaposition of revenues and vehicles under subscription by subscriber type could be misleading to investors, who might not appreciate the complex nature of our customer base and, therefore, misinterpret or place undue reliance on this data. For all of these reasons, even if we were able to extract this information from our systems, we believe it would not be appropriate to disclose revenues and vehicles under subscription by type of subscriber. In response to the Staff’s comment, we have added disclosure to provide the reader with a better understanding of the factors management considers in operating the business.

We also wish to point out that the disclosure of both revenues and vehicles under subscription by subscriber type would divulge competitively sensitive information. For example, our consumer business segment, until the recent introduction of our Beam-e product, consisted principally of a single product family located in a single geographic region. Providing disclosure of metrics that allow our competitors to better understand shifts in our pricing strategy could cause material harm to our market position in that segment or region. Furthermore, in certain historical periods we have had, and in certain prospective future periods we may have, significant large fleet sales that cause variances in large fleet subscription revenues and large fleet vehicles under subscription. Disclosure of both revenues and vehicles under subscription where large contracts are a predominant factor influencing financial results would allow competitors and customers to deduce our pricing strategy and adversely impact price negotiations with current and prospective customers.

We believe that a qualitative understanding of the ways in which subscription revenues are influenced by vehicles under subscription is significant from an investor standpoint.

We have revised our disclosure in response to the Staff’s comment to discuss not only the relationship between vehicles under subscription and growth in subscription revenue, but also the reasons that the correlation is likely to be imperfect and the reasons that the relationship between the two growth rates may not be direct. We believe this enhance disclosure will assist investors in properly assessing the significance of the rate of growth in vehicles under subscription.

6.	We note the revised disclosures regarding subscription revenue by geographic region in response to prior comment 21. Please further revise to disclose the number of vehicles under subscription by geographic region as provided in your supplemental response.

As mentioned in response to comment 5, the relationship between growth in vehicles under subscription and growth in subscription revenue is complex. We respectfully submit that the disclosure of this information by geographic region raises the same potential for investor confusion as disclosure by customer category. Furthermore, disclosure of these metrics by geographic region would present the potential for the same type of competitive harm we discussed in our response to comment 5. In certain of our geographic regions, particularly in North America and Europe, we secure large customer contracts that materially impact subscription revenues and vehicles under subscription for identifiable periods. [***]. As we observed in our response to prior comments 20 and 21, we do not believe that any of our publicly traded competitors disclose this information.

We believe that our enhanced disclosure concerning the significance of growth in aggregate vehicles under subscription and its relationship to growth in subscription revenues is helpful to investors who seek to better understand the dynamics of growth in subscription revenue by geographic region. Furthermore, although we have not supplemented our disclosure with a quantification of vehicles under subscription by region, in response to comment 7, where our comparative discussion of period results involves changes in vehicles under subscription, we have provided additional disclosure concerning the reasons for the change in vehicles under subscription. We believe that this approach appropriately addresses the interests and concerns of investors while also preserving important trade secret information that is crucial to our business.

7.	We note from your response to prior comment 21 that you have referred investors to “Results of Operations” for a discussion of material changes in your segment revenue that have impacted your financial results for the periods presented. However, you do not appear to provide explanations for changes in your segment revenues within your “Results of Operations” discussion. Please revise to include this information, along with a discussion regarding how these revenues were impacted by type of subscriber and vehicles under subscription.

We have revised the disclosure in response to the Staff’s comment. Please see pages 64 and 66.

Cost of Sales, page 62

8.	We note your response to prior comment 22. Considering your subscription revenue and hardware revenue comprise significantly different percentages of your total revenues; they have significantly different profit margins; and they have historically had different growth rates, please explain further why separate disclosure of the gross profit margin for each of these revenue streams would not be important information to investors.

We have revised the disclosure to include information on changes in gross profit margins for subscription and hardware revenue as requested in prior comment 22. Please see pages 64 and 66-67.

Sales and Marketing, page 63

9.	We note your revisions in response to prior comment 19 on pages 63 and 65. Please expand to discuss and quantify the extent to which each headcount and salary increase affected your sales and marketing and administration costs. Currently, you only disclose the percentage increase in headcount and salaries.

We have revised the disclosure as requested by the Staff. Please see pages 64-65 and 67.

Leverage, page 68

10.	In accordance with prior comment 25, please disclose why you believe that a leverage ratio of 60% is optimal.

We have revised the disclosure in response to the Staff’s comment. Please see pages 70-71.

Business

Broad Based Black Economic Empowerment, page 92

11.	Refer to the last sentence of the second paragraph. Please expand your disclosure to indicate whether the BBBEE targets you must meet require compliance throughout the term of the contracts. If so, briefly summarize the potential consequences of noncompliance. In addition, consider expanding to discuss and provide quantitative context to the portion of your revenues currently subject to BBBEE targets.

We have revised the disclosure as requested by the Staff. Please see pages 31 and 95.

Principal and Selling Shareholders, page 111

12.	Regarding your revisions in response to prior comment 35, please:

•	Name the natural persons that share the voting and investment power over the shares addressed by footnote (1);

•	Clarify how the arrangements that require “consultation with and agreement by the other trustees” operate in footnotes (2), (3), (5), and (23). If other persons share either voting or investment power, name those persons, or to the extent neither voting nor investment powers are shared with others in these “consultations and agreements,” so state; and

•	Disclose the natural persons that have voting and investment power over the shares held of record by Q&J Baille.

We have revised the disclosure as requested by the Staff. Please see pages 114-117.

Shares Eligible for Future Sale, page 137

13.	You do not appear to disclose the number of shares that can be sold under Regulation S, in accordance with the first bullet point of prior comment 40. Please advise or revise.

We have revised the disclosure as requested by the Staff. Please see pages 140-141.

Taxation

South African Tax Considerations, page 139

14.	Please include the consent of Werksmans Attorneys to the reference to that firm and to the summary of its opinions in the prospectus. We note that the consent in exhibit 5.1n only relates to the disclosure under “Legal Matters.”

Werksmans Attorneys has revised its legal opinion as requested by the Staff. Please see exhibit 5.1 to the Registration Statement.

Financial Statements for the Years Ended March 31, 2013 and 2012

Notes to the Financial Statements

Note 2. Summary of significant accounting policies

Note 2.6 Intangible assets

(d) Computer software, technology, in-house software and product development, page F-16

15.	Based on your response to prior comment 45, it appears that your product development costs include a number of hardware elements. Please tell us how you considered paragraph 4 of IAS 38 in determining the appropriate classification of these costs.

We considered the requirements of paragraph 4 of IAS 38 in determining the classification of our in-vehicle devices. As the software included in these devices is considered an integral part of the related hardware and these in-vehicle devices cannot operate without the specific software, we have concluded that these in-vehicle devices (that have been manufactured and are being used) are properly classified as property, plant and equipment.

However, when looking at the development phase of the hardware and software components of our in-vehicle devices, the requirements of paragraph 5 of IAS 38 are considered.

Our product development activities are directed to the development of knowledge which includes activities relating to the design, architecture and engineering development costs of the in-vehicle devices up to live production, including development activities relating to their hardware and software components.

These development activities are directed to the development of knowledge and although these activities may eventually result in an asset with physical substance, the physical element of the asset is considered secondary to its intangible component, i.e. the knowledge embedded in it and therefore costs incurred as part of the development phase of the in-vehicle device (including the development cost relating to its hardware and software components) are classified as product development costs as part of intangible assets.

No direct hardware costs (i.e. costs relating to the procurement of manufactured hardware components) are capitalized or included as part of development cost capitalized.

16.	Further, we note that your developed software will form part of one of your SaaS platforms and will typically operate in conjunction with your firmware and in-vehicledevices. Tell us how you considered paragraph 20 of IAS 38 and if you evaluated whether these expenditures are necessary to maintain the future economic benefits embodied in your existing SaaS platforms. As part of your response, tell us how you will measure the economic benefits directly attributable to these expenditures. Please also tell us if you have measured the direct economic benefits derived from past capitalized expenditures and if your assumptions have been consistent with actual outcomes.

We wish to clarify that the breakdown of capitalized costs provided on a supplemental basis in our previous response included a broad categorization on a SaaS platform basis (i.e. fleet platform, consumer platform and DLD platform), and not by project as alluded to in the introduction to the table. These SaaS “platforms” represent an aggregation of individual (and distinct) product offerings, for which the development criteria and the process described in our previous response are individually applied. Examples of individual (and distinct) product offerings on the Fleet side include the FM-Web product, the MX2000 product, and the MiX Rovi product, and on the Consumer side include the Beam-e and MX1000 products.

We have considered the provisions of paragraph 20 of IAS 38 with respect to the treatment of ongoing development activities. There is a clear delineation between work performed to (i) maintain and support existing features and products and (ii) work performed to provide additional products. The maintenance and support of an existing feature or product within a SaaS platform is expensed.

Development of additional features or products is only recognized if the requirements of paragraph 57 of IAS 38 are met. The economic benefits attributable to new product development are assessed to determine what additional future economic benefits will be derived from the new product or feature development undertaken. Such economic evaluation, as set out in our prior supplemental response, considers target volumes and pricing associated with the specific product offering.

Similarly, we assess the actual revenue derived from the sale of our products against projected revenues estimated upon capitalization of the development costs. Findings from these assessments are incorporated into future assumptions applied as part of the development cost capitalization process and to identify any required impairment charges.

Our assumptions have been primarily consistent with actual outcomes as represented by actual results exceeding or meeting forecasts for the respective products for the years under review.

2.22 Revenue recognition, page F-25

17.	We note from your revised disclosures on page 71, in response to prior comment 46, that when subscription revenue for fleet products are billed in advance, the revenue is initially deferred and only recognized in the period in which the service is provided. Please tell us approximately what percentage of your fleet contracts are billed in arrears and what percentage is billed in advance. For those billed in advance, tell us how frequently you invoice for these arrangements (i.e., quarterly, semi-annually, annually, etc.). Also, tell us the amount of deferred revenue from these arrangements for each period presented and where you have classified such amounts in your statement of financial position.

During fiscal year 2013, approximately [***]% of our subscription revenue for fleet products was billed in advance, with the majority of the advanced billing occurring either monthly in advance or annually in advance. The balance of the fleet subscription billing occurs in the month the service is performed (either in arrears at the end of the month or at the beginning of the month in which the service is rendered).

Deferred revenue from these arrangements is included in “Trade and other payables” on the face of the statements of financial position with the further breakdown included in footnote 19 –“Revenue, received in advance” as outlined on p F-55.

The following revenue was deferred in respect of fleet contracts at the end of the respective financial periods under review:

Fiscal year ended March 31, 2013 – R5.9 million

Fiscal year ended March 31, 2012 – R8.8 million

The remainder of the “Revenue received in advance” balance as reflected in footnote 19 primarily arises from consumer subscription revenue billed in advance.

We have revised the disclosure on page 71 to clarify that the majority of subscription revenue for fleet products is billed in the month the service is performed.

18.	We note your response to prior comment 51. Please revise to disclose your revenue recognition policies relating to sales made to distributors and sales made to dealers.

We have revised the disclosure as requested by the Staff. Please see page F-25.

Item 8. Exhibits and Financial Statement Schedules, page II-2

Exhibit 5.1

19	Regarding paragraph 3.6, it is not appropriate to assume a legal matter that is fundamental to a determination that the shares have been validly authorized and when issued, will be fully paid and non-assessable. Please file a revised opinion that omits or significantly narrows this assumption.

Werksmans Attorneys has revised its legal opinion as requested by the Staff. Please see exhibit 5.1 to the Registration Statement.

20.	Paragraph 6.3 appears to limit the opinion to only “certain South African tax matters” in your Registration Statement. It is also unclear what constitutes a statement of South African law. Please file a revised opinion that specifically identifies the portions of the filing that represent counsel’s opinion.

Werksmans Attorneys has revised its legal opinion as requested by the Staff. Please see exhibit 5.1 to the Registration Statement.

21.	Please file a revised opinion that removes the inappropriate limitation on the rights of investors in paragraph 11.

Werksmans Attorneys has revised its legal opinion as requested by the Staff. Please see exhibit 5.1 to the Registration Statement.

22.	Expand the opinion to address the shares to be sold by selling shareholders.

Werksmans Attorneys has revised its legal opinion as requested by the Staff. Please see exhibit 5.1 to the Registration Statement.

*     *     *     *     *

In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding any of our responses or the revised Registration Statement on Form F-1, please feel free to call me (212-880-3817) or Carlos E. Méndez-Peñate (212-880-3894).

Sincerely,

/s/ Kenneth G. Alberstadt

Kenneth G. Alberstadt

cc:	Stefan Joselowitz, MiX Telematics Limited

Megan Pydigadu, MiX Telematics Limited

Howard Scott, MiX Telematics Limited

Laura Veator, Staff Accountant

Kathleen Collins, Accounting Branch Chief

Corey Jennings, Office of International Corporate Finance

Barbara C. Jacobs, Assistant Director

Carlos E. Méndez-Peñate, Akerman Senterfitt LLP